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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*


                  Neuberger Berman High Yield Strategies Fund
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  Common Stock
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)



                                   64128C106
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                August 13, 2010
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of (S) 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128C106

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.

     Claymore Securities Defined Portfolios, Series 334, 378, 434, 465, 509, 524, 526, 540, 547, 553, 560, 565, 567, 569, 572, 575, 580, 589, 590, 596,
     601, 613, 614, 620, 621, 635, 651, 652, 661, 664, 672, 683, 696, and 701

I.R.S. Identification Nos. of above persons (entities only):

       Claymore Securities Defined Portfolios, Series 334 - Tax ID# 205639678 Claymore Securities Defined Portfolios, Series 378 - Tax ID# 137554782 Claymore Securities Defined Portfolios, Series 434 - Tax ID# 137573681 Claymore Securities Defined Portfolios, Series 465 - Tax ID# 137586082 Claymore Securities Defined Portfolios, Series 509 - Tax ID# 137605903 Claymore Securities Defined Portfolios, Series 524 - Tax ID# 306165974 Claymore Securities Defined Portfolios, Series 526 - Tax ID# 546806611 Claymore Securities Defined Portfolios, Series 540 - Tax ID# 386863707 Claymore Securities Defined Portfolios, Series 547 - Tax ID# 546806531 Claymore Securities Defined Portfolios, Series 553 - Tax ID# 546806610 Claymore Securities Defined Portfolios, Series 553 - Tax ID# 546806609 Claymore Securities Defined Portfolios, Series 560 - Tax ID# 616370024 Claymore Securities Defined Portfolios, Series 565 - Tax ID# 546806616 Claymore Securities Defined Portfolios, Series 565 - Tax ID# 266791178 Claymore Securities Defined Portfolios, Series 567 - Tax ID# 306187563 Claymore Securities Defined Portfolios, Series 569 - Tax ID# 616370057 Claymore Securities Defined Portfolios, Series 569 - Tax ID# 616370058 Claymore Securities Defined Portfolios, Series 572 - Tax ID# 616370061 Claymore Securities Defined Portfolios, Series 575 - Tax ID# 306187520 Claymore Securities Defined Portfolios, Series 580 - Tax ID# 306187564 Claymore Securities Defined Portfolios, Series 580 - Tax ID# 306187565 Claymore Securities Defined Portfolios, Series 589 - Tax ID# 276036904 Claymore Securities Defined Portfolios, Series 590 - Tax ID# 276036957 Claymore Securities Defined Portfolios, Series 596 - Tax ID# 276089544 Claymore Securities Defined Portfolios, Series 596 - Tax ID# 276089514 Claymore Securities Defined Portfolios, Series 601 - Tax ID# 276123859 Claymore Securities Defined Portfolios, Series 613 - Tax ID# 276176919 Claymore Securities Defined Portfolios, Series 614 - Tax ID# 276183053 Claymore Securities Defined Portfolios, Series 614 - Tax ID# 276183141 Claymore Securities Defined Portfolios, Series 620 - Tax ID# 276225989 Claymore Securities Defined Portfolios, Series 621 - Tax ID# 276226783 Claymore Securities Defined Portfolios, Series 635 - Tax ID# 276298021 Claymore Securities Defined Portfolios, Series 651 - Tax ID# 276370440 Claymore Securities Defined Portfolios, Series 652 - Tax ID# 276331870 Claymore Securities Defined Portfolios, Series 661 - Tax ID# 276630305 Claymore Securities Defined Portfolios, Series 664 - Tax ID# 276410666 Claymore Securities Defined Portfolios, Series 664 - Tax ID# 276410687 Claymore Securities Defined Portfolios, Series 672 - Tax ID# 276450824 Claymore Securities Defined Portfolios, Series 683 - Tax ID# 276587268 Claymore Securities Defined Portfolios, Series 683 - Tax ID# 276587287 Claymore Securities Defined Portfolios, Series 696 - Tax ID# 276671473 Claymore Securities Defined Portfolios, Series 696 - Tax ID# 276671495 Claymore Securities Defined Portfolios, Series 701 - Tax ID# 276709739

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) __
     (b) __

--------------------------------------------------------------------------------
  3. SEC Use Only

  4. Citizenship or Place of Organization:

       Claymore Securities Defined Portfolios, Series 334, Lisle, IL Claymore Securities Defined Portfolios, Series 378, Lisle, IL Claymore Securities Defined Portfolios, Series 434, Lisle, IL Claymore Securities Defined Portfolios, Series 465, Lisle, IL Claymore Securities Defined Portfolios, Series 509, Lisle, IL Claymore Securities Defined Portfolios, Series 524, Lisle, IL Claymore Securities Defined Portfolios, Series 526, Lisle, IL Claymore Securities Defined Portfolios, Series 540, Lisle, IL Claymore Securities Defined Portfolios, Series 547, Lisle, IL Claymore Securities Defined Portfolios, Series 553, Lisle, IL Claymore Securities Defined Portfolios, Series 560, Lisle, IL Claymore Securities Defined Portfolios, Series 565, Lisle, IL Claymore Securities Defined Portfolios, Series 567, Lisle, IL Claymore Securities Defined Portfolios, Series 569, Lisle, IL Claymore Securities Defined Portfolios, Series 572, Lisle, IL Claymore Securities Defined Portfolios, Series 575, Lisle, IL Claymore Securities Defined Portfolios, Series 580, Lisle, IL Claymore Securities Defined Portfolios, Series 589, Lisle, IL Claymore Securities Defined Portfolios, Series 590, Lisle, IL Claymore Securities Defined Portfolios, Series 596, Lisle, IL Claymore Securities Defined Portfolios, Series 601, Lisle, IL Claymore Securities Defined Portfolios, Series 613, Lisle, IL Claymore Securities Defined Portfolios, Series 614, Lisle, IL Claymore Securities Defined Portfolios, Series 620, Lisle, IL Claymore Securities Defined Portfolios, Series 621, Lisle, IL Claymore Securities Defined Portfolios, Series 635, Lisle, IL Claymore Securities Defined Portfolios, Series 651, Lisle, IL Claymore Securities Defined Portfolios, Series 652, Lisle, IL Claymore Securities Defined Portfolios, Series 661, Lisle, IL Claymore Securities Defined Portfolios, Series 664, Lisle, IL Claymore Securities Defined Portfolios, Series 672, Lisle, IL Claymore Securities Defined Portfolios, Series 683, Lisle, IL Claymore Securities Defined Portfolios, Series 696, Lisle, IL Claymore Securities Defined Portfolios, Series 701, Lisle, IL

                ----------------------------------------------------------------
                5. Sole Voting Power
   Number of
     Shares        1,137,547
Beneficially by ----------------------------------------------------------------
   Owned by     6. Shared Voting Power
     Each
   Reporting    ----------------------------------------------------------------
    Person      7. Sole Dispositive Power
     With:
                   1,137,547
                ----------------------------------------------------------------
                8. Shared Dispositive Power

--------------------------------------------------------------------------------
9. Aggregate Amount Beneficially Owned by Each Reporting Person

   1,137,547

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    10.05%
--------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IV
--------------------------------------------------------------------------------

ITEM 1.     (a) Name of Issuer
                 Neuberger Berman Management, Inc.

            (b) Address of Issuer's Principal Executive Offices
                 605 Third Avenue, 2nd Floor
                 New York, NY 10158-0180

ITEM 2.     (a) Name of Person Filing
                 Claymore Securities, Inc. as Sponsor for the Filing Entities

            (b) Address of Principal Business Office or, if none, Residence
                 2455 Corporate West Drive
                 Lisle, IL 60532

            (c) Citizenship
                 USA

            (d) Title of Class of Securities
                 Common Stock

            (e) CUSIP Number
                 64128C106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (S) (S) 240.13D-1 (B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C, 78o).

     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) [ ] An investment adviser in accordance with SECTION240.13d-l(b)(l}(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with SECTION240.13d-l(b)(l}(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with SECTION240.13d-l(b)(l)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  [ ] Group, in accordance with SECTION240.13d-l(b)(l)(ii)(J).

ITEM 4. OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,137,547

     (b)  Percent of class: 10.05%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 1,137,547

          (ii) Shared power to vote or to direct the vote ________.

          (iii) Sole power to dispose or to direct the disposition of 1,137,547

          (iv) Shared power to dispose or to direct the disposition of _______.

  Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section N240.13d-3(d)(l).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to SECTION240.13d-l(b)(l)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to SECTION240.13d-l(c) or SECTION240.13d-I(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

          (a) The following certification shall be included if the statement is filed pursuant to SECTION240.13d-1 (b):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          (b) The following certification shall be included if the statement is filed pursuant to SECTIONS240.13d-l(c):

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                  September 10, 2010
                                       ----------------------------------------
                                                         Date

                                                /s/ Kevin M. Robinson
                                       ----------------------------------------
                                                      Signature

                                      Kevin Robinson, Senior Managing Director,
                                       General Counsel and Corporate Secretary


                                              Claymore Securities, Inc.
                                       ----------------------------------------
                                                      Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See SECTIONS240.13d-7 for other parties for whom copies are to be sent.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                    CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)